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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                   iTurf Inc.
                                (Name of issuer)

                 Class A Common Stock, par value $.01 per share
                         (Title of class of securities)

                             46575Q (Common Stock)
                                 (CUSIP number)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

                  [ ]    Rule 13d-1(b)
                  [ ]    Rule 13d-1(c)
                  [X]    Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 46575Q100

1    NAME OF REPORTING PERSON
     dELiA*s Inc.

     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         13-3914035

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ]
                                                       (b) [ ]

     Not Applicable

3    SEC USE ONLY

4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

               5    SOLE VOTING POWER             11,426,136
NUMBER OF
SHARES
BENEFICIALLY   6    SHARED VOTING POWER           0
OWNED BY
EACH
REPORTING      7    SOLE DISPOSITIVE POWER        11,426,136
PERSON
WITH
               8    SHARED DISPOSITIVE POWER      0

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     11,426,136

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*                                        [ ]
     Not Applicable

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
     60.4%


12   TYPE OF REPORTING PERSON
     CO


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CUSIP No. 46575Q100

1    NAME OF REPORTING PERSON
     Stephen I. Kahn

     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ]
                                                       (b) [ ]

     Not Applicable

3    SEC USE ONLY

4    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States

               5    SOLE VOTING POWER             11,506,136
NUMBER OF
SHARES
BENEFICIALLY   6    SHARED VOTING POWER           0
OWNED BY
EACH
REPORTING      7    SOLE DISPOSITIVE POWER        11,506,136
PERSON
WITH
               8    SHARED DISPOSITIVE POWER      0

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     11,506,136

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES*                                        [ ]
     Not Applicable

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
     60.8%


12   TYPE OF REPORTING PERSON
     IN


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Item 1.   Name of Issuer:

          (a)  iTurf Inc.

          Address of Issuer's Principal Executive Offices:

     (b)  435 Hudson Street
          New York, New York  10014

Item 2.   Name of Person Filing:

     (a)  dELiA*s Inc. and Stephen Kahn

          Address of Principal Business Office or, if None,
          Residence:

     (b)  435 Hudson Street
          New York, New York  10014

          Citizenship:

     (c)  dELiA*s Inc.: Delaware
          Stephen I. Kahn

          Title of Class of Securities:

     (d) Class A Common Stock, par value $.01 per share

          CUSIP Number:

     (e)  46575Q100

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

          Not Applicable

Item 4.   Ownership.

     (a) dELiA*s Inc.: 11,426,136 shares of Class A Common Stock, par value $.01 per share (dELiA*S Inc. holds Class B Common Stock, par value $.01 per share, which may be converted, at any time at the option of dELiA*s Inc., into Class A Common Stock, par value $.01 per share, of the Issuer)

              Stephen I. Kahn: 11,506,136 shares of Class A Common Stock, par value $.01 per share (80,000 held directly, 11,426,136 held by dELiA*s Inc.); Stephen I. Kahn is the direct owner of approximately 20% of the outstanding shares of dELiA*s Inc. and controls approximately 40% of the voting power in dELiA*s Inc., through a shareholder agreement.

     (b) dELiA*s Inc.: 60.4% (The Class B Common Stock has super-voting rights that give dELiA*s Inc. 90.1% of the Issuer's total outstanding vote. Upon conversion to Class A Common Stock, the holdings of dELiA*s Inc. would represent 60.4% of the total outstanding vote)

              Stephen I. Kahn: 60.8%

     (c)      dELiA*s Inc.:    (i)       11,426,136
                               (ii)      0
                               (iii)     11,426,136
                               (iv)      0

              Stephen I. Kahn: (i)       11,506,136
                               (ii)      0
                               (iii)     11,506,136
                               (iv)      0


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Item 5.   Ownership of Five Percent or Less of a Class.

          Not Applicable

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

          Not Applicable

Item 7.   Identification and Classification of the Subsidiary
          Which Acquired the Security Being Reported on by the
          Parent Holding Company.

          Not Applicable

Item 8.   Identification and Classification of Members of the Group.

          Not Applicable

Item 9.   Notice of Dissolution of Group.

          Not Applicable

Item 10.  Certification.

          Not Applicable

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2000            /s/ Stephen I. Kahn
                                   -------------------------------
                                   dELiA*s Inc.
                                    by Stephen I. Kahn
                                       Chief Executive Officer
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                                INDEX OF EXHIBITS


                              Exhibit Sequentially
                        Number Description Numbered Page
                          ----------------------------

1        Joint Filing Agreement dated February 14, 2000, among the Reporting
         Persons.


EXHIBIT 1 TO SCHEDULE 13G

Joint Filing Agreement

The undersigned hereby agrees and consents that the Schedule 13G filed herewith (this "Schedule 13G") by dELiA*s Inc. is filed on behalf of him pursuant to his authorization to make such filing and that such Schedule 13G is filed jointly on behalf of each of them, pursuant to Sections 13(d) and 13(g) of the U.S. Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder. Each of these persons is not responsible for the completeness or accuracy of the information concerning the other persons making this filing unless such person knows or has reason to believe that such information is inaccurate.

Dated: February 14, 2000

STEPHEN I. KAHN


/s/ Stephen I. Kahn
-------------------
Stephen I. Kahn

DELIA*S INC.

by /s/ Timothy B. Schmidt
   -------------------------
       Timothy B. Schmidt
       Senior Vice President